================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 Amendment No. 2
                                       to
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                   ----------

                               ReSound Corporation
                            (Name of Subject Company)

                              GN Great Nordic Ltd.
                           GN Acquisition Corporation
                                    (Bidders)

                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   ----------

                                    761194109
                                 (CUSIP Number)

                                 Jorn Kildegaard
                             c/o John A. Bick, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4350
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   ----------

                                   Copies to:
                               John A. Bick, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4350


================================================================================

CUSIP No. 761194109

     1    NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          GN Acquisition Corporation

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          AF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          California

     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          19,441,420

     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]

     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          92.1%

    10    TYPE OF REPORTING PERSON
          CO

CUSIP No. 761194109

     1    NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          GN Great Nordic Ltd.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Denmark

     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          19,441,420

     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                         [ ]

     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          92.1%

    10    TYPE OF REPORTING PERSON
          HC, CO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on May 14, 1999 and Amendment No. 1 thereto by GN Acquisition Corporation ("Purchaser") and GN Great Nordic Ltd. ("Parent") with respect to a tender offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred share purchase rights) of ReSound Corporation.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 14D-1.

  Item 6. Interest in Securities of the Issuer.

     (a) - (b) Item 6 is hereby amended and supplemented by the following information:

     The Offer expired at 12:00 Midnight, New York City time, on June 11, 1999. Based on a preliminary count of the Depositary, as of midnight, New York City time, on June 11, 1999, 19,441,420 Shares were validly tendered pursuant to the Offer, representing approximately 92.1% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all Shares properly tendered and will promptly begin to make payment.

  Item 11.  Material to be Filed as Exhibits.

     The response to Item 11 is hereby amended to add the following exhibit:

     (a)(9) Text of press release issued by Parent on June 14, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1999

                                         GN ACQUISITION CORPORATION



                                         By: /s/ Donald Stevenson
                                            ----------------------
                                            Name: Donald Stevenson
                                            Title: Secretary




                                         GN GREAT NORDIC LTD.



                                         By: /s/ Jorgen Lindegaard
                                             ---------------------
                                            Name: Jorgen Lindegaard
                                            Title: President and Chief Executive
                                                    Officer




                                         By: /s/ Jorn Kildegaard
                                            ---------------------
                                            Name: Jorn Kildegaard
                                            Title: Executive Vice President




                             EXHIBITS INDEX

Exhibit
Number                     Title
------                     -----

(a)(1)      Offer to Purchase dated May 14, 1999.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)      Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)      Text of press release issued by Parent dated May 10, 1999.*
(a)(7)      Form of summary advertisement dated May 14, 1999.*
(a)(8) Text of joint press release issued by Parent and the Company on June 1, 1999.*
(a)(9)      Text of press release issued by Parent on June 14, 1999.**
(b)         Not applicable.
(c)(1) Agreement and Plan of Merger dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.*
(c)(2) Stock Option Agreement dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.*
(c)(3)      Form of Letter regarding Change of Control Agreement.*
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.

            ----------
            * Previously Filed.
            ** Filed with this Amendment.